 Exhibit 99.1

SNDL to Announce Fourth Quarter and Year End 2022 Financial Results on April 14, 2023

CALGARY, AB, March 27, 2023 /CNW/ - SNDL Inc. (NASDAQ: SNDL) ("SNDL" or the "Company") today announced an anticipated delay in the filing of its audited consolidated financial statements for the year ended December 31, 2022, management's discussion and analysis for the same period and management certifications of annual filings (collectively, the "Filings") beyond the deadline of March 31, 2023 prescribed by Canadian securities laws. SNDL expects to file its Annual Report on Form 20-F within the applicable U.S. filing deadline. The Company further announced that it will release its fourth quarter and year end 2022 financial results for the year ended December 31, 2022 on Friday, April 14, 2023.

Based on unaudited financial statements prepared by the management of the Company, SNDL expects to report record net revenue and cash flow from operations for the fourth quarter of 2022. The Company also expects to report a material provision for impairment of goodwill related to the acquisition of Alcanna Inc. ("Alcanna") (a former wholly owned subsidiary of the Company, acquired in March 2022 as previously announced, which amalgamated with the Company effective January 1, 2023) and the decline in the trading price of shares of Nova Cannabis Inc. ("Nova"), which was a subsidiary of Alcanna at the date of acquisition. Despite improving fundamentals for Nova, the share price decline of more than 50% since the acquisition date warranted a material non-cash adjustment.

The principal reasons for the delay are:

1.	The significant amount of work and in-depth procedures required to be performed by the Company and its external auditor on its internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002 ("SOX"), including the addition of significant operations acquired during 2022. The requirement to be SOX compliant and expanded scope of operations is a function of the rapid growth in scale and level of corporate activity SNDL has achieved over the last three years. SOX compliance requires heightened levels of corporate controls and processes that will ultimately benefit SNDL shareholders through best practices in risk management.
2.	Additional procedures required by the Company related to the change of auditor who was appointed in July 2022.
3.	Additional procedures required relating to significant acquisitions during the year ended December 31, 2022.

The Company expects to release the Filings on April 14, 2023. The Company does not currently anticipate restatement of previously released financial statements of SNDL.

The Company has informed the staff of the Alberta Securities Commission (the "ASC") about its anticipated delay of the Filings and has applied to the ASC pursuant to Part 4 of National Policy 12-203 – Management Cease Trade Orders ("NP 12-203") for a Management Cease Trade Order ("MCTO") pending the release of the Filings. If an MCTO is issued, SNDL intends to satisfy the provisions of the "alternative information guidelines" set out in NP 12-203, including the requirement to file bi-weekly status reports in the form of news releases containing prescribed updating information, until the Filings are made. An MCTO would not generally affect the ability of persons who are not directors, officers, or insiders of the Company to trade in securities of the Company.

SNDL's blackout policy has restricted trading by directors, officers, and other insiders of the Company for the entire calendar year thus far. The policy has also restricted the Company's ability to execute the repurchase of SNDL shares under its previously announced share repurchase plan. The Company expects the trading window to open subsequent to the filing of first quarter financial results in May 2023.

In accordance with NP 12-203, SNDL confirms there is no insolvency proceeding to which it is subject and the Company intends to file with the CSA regulators throughout the period in which it is in default, the same information it provides to creditors, if any, when information is provided to creditors, if any, and in the same manner as it would file a material change report under Part 7 of National Instrument 51-102 – Continuous Disclosure Obligations. The Company further confirms that there is no other material information concerning the affairs of the Company that has not been generally disclosed.

SNDL will provide details on the full year and fourth quarter 2022 conference call at a later date.

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on the Nasdaq under the symbol "SNDL."

SNDL is the largest private-sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, and Spiritleaf. SNDL is a licensed cannabis producer and one of the largest vertically integrated cannabis companies in Canada specializing in low-cost biomass sourcing, premium indoor cultivation, product innovation, low-cost manufacturing facilities, and a cannabis brand portfolio that includes Top Leaf, Contraband, Citizen Stash, Sundial Cannabis, Palmetto, Bon Jak, Spiritleaf Selects, Versus Cannabis, Value Buds, Vacay, Grasslands and Superette. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry. For more information on SNDL, please go to www.sndl.com.

Forward-Looking Statements

Certain statements in this press release constitute "forward-looking" statements that involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, objectives or achievements of SNDL or industry results, to be materially different from any future results, performance, objectives or achievements expressed or implied by such forward-looking statements. When used in this press release, words such as "may", "would", "could", "will", "expect", "anticipate", "estimate", "believe", "intend", "plan", and other similar expressions are intended to identify forward-looking statements. Forward-looking information in this news release includes, but is not limited to, statements regarding: SNDL's s expectation that it will file its Annual Report on Form 20-F within the applicable U.S. filing deadline and that it will report its fourth quarter and full year 2022 earnings on or before April 14, 2023; SNDL's intention to report fourth quarter and full year 2022 earnings and complete the Filings on April 14, 2023; SNDL's expectation that it will report record net revenue and cash flow from operations for the fourth quarter of 2022 and a material provision for impairment of goodwill related to the decline in share trading price of Nova Cannabis Inc.; SNDL's intention to file bi-weekly status reports in the form of news releases in satisfaction of the provisions of the "alternative information guidelines" set out in NP 12-203; SNDL's expectation that that there will be no restatement of previously released financial statements of SNDL; and the Company's expectation that the trading window will open in May 2023. These statements reflect SNDL's current views regarding future events and operating performance, are based on information currently available to SNDL, and speak only as of the date of this press release. These forward-looking statements involve a number of risks, uncertainties and assumptions and should not be read as guarantees that future performance or results will be achieved. Many factors could cause the actual results, performance, objectives or achievements of SNDL to be materially different from any future results, performance, objectives or achievements that may be expressed or implied by such forward-looking statements. The principal factors, assumptions and risks that SNDL made or took into account in the preparation of these forward-looking statements include: SNDL's belief that its external auditor will complete its audit and release its audit opinion in a timely manner that will allow SNDL to file its Annual Report on Form 20-F within the applicable U.S. filing deadline; SNDL's belief that the unaudited financial statements prepared by management of the Company will not differ materially from audited financial statements once available. Additional factors that may impact SNDL's results are discussed in SNDL's other publicly available disclosure documents, as filed by SNDL on EDGAR (www.sec.gov/edgar) and SEDAR (www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this press release as intended, planned, anticipated, believed, estimated or expected. The forward-looking information contained in this news release is made as of the date hereof. Unless required by applicable securities law, SNDL does not intend and does not assume any obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise.

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SOURCE Sundial Growers Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/March2023/28/c8520.html

%CIK: 0001766600

For further information: Sophie Pilon, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: Sundial Growers Inc.

CNW 00:23e 28-MAR-23